

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Stop 7010

June 13, 2007

By U.S. mail and facsimile

Mr. David Krell
President and Chief Executive Officer
International Securities Exchange Holdings, Inc.
60 Broad Street
New York, NY 10004

>   **Re: International Securities Exchange Holdings, Inc.**
>   **Preliminary Proxy Statement on Schedule 14A**
>   **Filed May 18, 2007**
>   **File No. 001-32435**

Dear Mr. Krell:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Division of Corporation Finance

General

1.   Please provide us with copies of all materials prepared by the financial advisors and provided to ISE's board or its representatives. In particular, please provide us with copies of board books and transcripts, summaries or video presentation materials.

2. Please provide us with all financial projections and forecasts that were prepared by the parties or their financial advisors and exchanged with the other parties to the transaction. Please note that any such material exchanged forecasts must be disclosed in your filing.

Letter to Stockholders and Notice to Stockholders

3. Please disclose succinctly that as a result of the merger, Eurex will acquire ISE.

Summary Term Sheet, page 1

The Transaction, page 3 and Financing, page 4

4. Please disclose the total amount of consideration Eurex will pay in the merger.

Opinions of Financial Advisors…, page 4

5. We note the disclosure in the second paragraph. We also note the statements in the first sentence of the last paragraph of Annex B-1 and in the first sentence of the second to last paragraph of Annex B-2. Please remove the implication that ISE security holders are not entitled to rely on the fairness opinions. Please also comply with this comment in the second paragraph under the heading "Opinion of Evercore" on page 30 and the fourth paragraph under the heading "Opinion of Merrill Lynch" on page 36.

Financing; Guaranty Agreement…, page 4

6. Please provide us with reasonable support for the assertion in the first sentence.

7. Please disclose there is no financing condition to the completion of the proposed merger. In addition, please disclose the percentages of the merger consideration to be contributed by Deutsche Börse and SWX.

8. Please provide us with copies of each of the agreements relating to the payment of the merger consideration, including the guaranty. Please also provide us with a copy of the assurance noted in the second paragraph under "Indemnification and Insurance" on page 47.

Interests of the Company's Directors and Executive Officers in the Merger, page 5

9. If any of ISE's executive officers will remain with the surviving company after the merger, please identify them.

The Transaction, page 19

Background of the Transaction, page 19

10. We note the disclosure in the first full paragraph on page 20. Please explain how ISE was introduced to Eurex. Please also explain why any transaction would have to be structured as a cash-only transaction.

11. We note the disclosure in the second to last paragraph on page 22. Please explain in greater detail the reasons why it was not in the best interests of stockholders to remain an independent company.

12. Please explain why ISE requested separate opinions from two financial advisors and revise the disclosure to clarify the distinction(s) between the two opinions.

Opinion of Evercore, page 30

13. We note the disclosure in the second sentence of the second paragraph. Please revise to remove the statement that the summary is qualified by reference to the full text of the opinion, as security holders are entitled to rely on the disclosure in the filing. Please also comply with this comment in the second sentence of the third paragraph under "Opinion of Merrill Lynch" on page 36, in the first sentence of the introductory paragraph under "The Merger Agreement" on page 51, and in the second paragraph under "Rights of Appraisal" on page 68.

14. We note the disclosure in the first paragraph on page 31. Please disclose the basis for these assumptions, including the financial advisor's assumption that the financial projections were reasonably prepared. Please also comply with this comment in the second to last paragraph on page 37.

15. We note the disclosure in the third paragraph. Please disclose whether there were any material changes between the draft merger agreement and the final executed version of the merger agreement. Please also comply with this comment in the second to last paragraph on page 37.

16. We note the disclosure in the last sentence of the third paragraph on page 36. A summary, by its nature, is not complete. Your disclosure suggests that you may not have summarized all of the material analyses performed by the financial advisor. Please revise to remove this statement. Please also comply with this comment in the first sentence of the introductory paragraph under "The Merger Agreement" on page 51.

17.   Please disclose any association between ISE and its financial advisor within the past two years for which the financial advisor received remuneration, including the amount of the remuneration. Please refer to Item 1015(b)(4). Please also comply with this comment in the last paragraph on page 41.

Certain U.S. Federal Income Tax Consequences, page 47

18.   Please revise the heading to this section and the first sentence of the first introductory paragraph to clarify that this section discusses the "material" federal tax consequences and not just "certain" federal tax consequences.

The Merger Agreement, page 51

19.   Please revise the statements in the fourth and fifth sentences of the introductory paragraph to remove the implication that the merger agreement does not constitute disclosure under the federal securities laws.

Representations and Warranties, page 53

20.   We note the statements in the second, third and fourth sentences of the first paragraph and have the following comments:

•   Please revise to remove any implication that the merger agreement does not constitute disclosure under the federal securities laws.

•   Please be advised that, notwithstanding your statements, you are responsible for considering whether additional disclosure may be required to make the statements included in your filing not misleading.

Division of Market Regulation

The staff of the Division of Market Regulation has reviewed your proxy statement on Schedule 14A, filed May 18, 2007 ("Proxy Statement"), and we have the following comments. After reviewing your responses, we may have additional comments. Please note that these comments do not cover regulatory issues that we may have with respect to the structure of the proposed transaction or any proposed rule changes to be filed with the Commission, and that further changes may be necessary to the Proxy Statement to reflect the Commission's review of such structure and rule changes. Capitalized terms used, but not defined herein, have the meanings set forth in the Proxy Statement.

Summary Term Sheet—The Parties to the Merger, pages 1-2

21. Please explain how you define "largest" (in terms of dollars, volume, etc.) to provide context in each of the following statements: "[w]e operate the largest U.S. equity options exchange;" "Eurex has grown to become the largest derivatives market in the world;" and Deutsche Börse "is the largest exchange organization worldwide." Please revise similar statements on page 15 of the Proxy Statement.

22. In the first sentence of the first paragraph following the address of Eurex, please clarify that Eurex is jointly <u>indirectly</u> owned by Deutsche Börse and SWX. Please make a corresponding change on page 15 of the Proxy Statement.

23. In the third sentence of the second paragraph following the address of Eurex, please clarify the statement that Deutsche Börse's services "cover the entire securities process chain from <u>trading over clearing</u> …" (<u>emphasis</u> added). Please make the same clarification on page 15 of the Proxy Statement.

24. In the first sentence of the paragraph following the address of Merger Sub on page 2, please delete the second use of the word "indirect."

Summary Term Sheet—Regulatory Approvals—SEC Approval, pages 6-7

25. In the first sentence of the second paragraph, you note that representatives of the Company and legal advisors of Eurex held discussions with the Commission staff "to gain some understanding of the legal requirements that the SEC would apply before granting such approval." As drafted, the sentence may imply that if such requirements are met the Commission would grant its approval. The Commission staff notes that meeting such requirements may not be sufficient to gain the Commission's approval of any rule filing regarding certain elements of the proposed organization and operations in connection with the Merger, as the Commission staff does not speak for the Commission. Please revise this statement to reflect this uncertainty. Please make corresponding changes throughout the Proxy Statement.

26. Please revise the second sentence of the same paragraph to reflect that the surviving corporation will be subject to oversight by the Commission following the effective time of the Merger, specifically with respect to ownership and voting restrictions. We further note that the applicable parent companies and certain persons involved in the activities of ISE, LLC will be subject to a number of jurisdiction and control provisions, not only the two provisions noted in the Proxy Statement. The scope and terms of all such jurisdiction and control

provisions have not been determined. Please revise the second sentence to reflect the current status of the jurisdiction and control provisions. Please make corresponding changes to the last paragraph on page 49 of the Proxy Statement.

27.   In the carryover paragraph at the top of page 7, you note that based on the discussions with the Commission staff, ISE and Eurex determined that they had a sufficient understanding of the general parameters of an acceptable regulatory framework that would permit the Merger. We remind you that the views of the Commission staff do not necessarily reflect the views of the Commission. The same comment applies to similar statements made throughout the Proxy Statement, for example, on pages 20, 23, and 50.

28.   In the first full paragraph on page 7, you note that Eurex and ISE will use their reasonable best efforts to obtain the Commission's "approval of the Merger and the other transactions contemplated by the Merger Agreement." We note that the Commission would not approve the Merger, but rather, may approve a rule filing regarding certain elements of the proposed organization and operations in connection with the Merger. Please make corresponding changes throughout the Proxy Statement, including on pages 29 and 50.

The Transaction—Background of the Transaction, page 20

29.   Please revise the third sentence of the first full paragraph on page 20 to specify that Eurex is jointly indirectly owned by Deutsche Börse and SWX, and consider adding "and" at the beginning of the clause indicating that SWX is a privately-held company.

30.   Please revise the third sentence of the third full paragraph to reflect that such discussions would be with the Commission staff, and the approval sought from the Commission would be related to a rule filing regarding certain elements of the proposed organization and operations in connection with the Merger.

The Merger Agreement—The Merger, page 51

31.   In the second paragraph, you state that ISE's certificate of incorporation as amended and restated, will be the certificate of incorporation of the surviving corporation and the bylaws of Merger Sub will be the bylaws of the surviving corporation. Please confirm that this statement is correct. Please note that the bylaws of Merger Sub would need to be filed with the Commission as part of a proposed rule change.

The Merger Agreement—Director Resignations, page 56

32.   Please revise the paragraph to state that "[a]ll members of … (iii) the board of directors of each of the subsidiaries of the Company … will submit their resignations on the closing date of the Merger," as "Board of Directors" is a defined term relating to the board of directors of ISE.

*   *   *   *

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide the staff of the Division of Market Regulation and the staff of the Division of Corporation Finance with marked copies of the amendment to expedite our review by showings deletions as strikethrough and added sections as underlining. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in your filing to be certain that your filing includes all information required under the Exchange Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from your company acknowledging that:

- Your company is responsible for the adequacy and accuracy of the disclosure in your filing;

- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to your filing; and

- Your company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

    With regard to questions relating to the comments of the staff of the Division of Market Regulation you may contact Nancy Sanow at (202) 551-5620, Kim Allen at (202) 551-5647, or Natasha Cowen at (202) 551-5652. Please contact Andrew Schoeffler, Staff Attorney, at (202) 551-3748 or, in his absence, the undersigned at (202) 551-3767 with any other questions.

                                    Sincerely,

                                    Jennifer Hardy
                                    Legal Branch Chief

cc: Mr. Robert S. Reder
       Milbank, Tweed, Hadley & McCloy LLP
       One Chase Manhattan Plaza
       New York, NY 10005-1413